Teacher’s Pet, Inc.

1052 Las Palmas Entrada	Phone:	702.879-8565
Henderson, Nevada 89012	eFax:	866-546-2411

September 30, 2009

To:	Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teacher’s Pet, Inc.
Item 4.01 Form 8-K
Filed September 10, 2009
File No.: 333-138944

Dear Ms. Meadows:

The following are the Registrant’s responses and revisions to its filing, pursuant to your letter dated September 10, 2009:

Item 4.01 Form 8-K Filed September 10, 2009

1.           We note that your Audit Committee approved the dismissal of Moore & associates, Chartered, on September 9, 2009.  Please disclose the date that you actually dismissed Moore & Associates, Chartered.  Refer to paragraph (a)(1)(i) of Regulation S-K.

The Registrant acknowledges that the PCAOB revoked the registration of Moore & Associates, Chartered on August 27, 2009.  However, it was not until September 9, 2009, that the Registrant became aware of such action taken by the PCAOB.  At such time, the Board of Directors of the Registrant did dismiss Moore & Associates, Chartered.

2.           Please state whether the decision to change accountants, which includes the engagement of a new accountant, was recommended or approved by any audit or similar committee of the board of directors, of the board of directors, if there is no such committee.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

The Registrant has not formed an audit committee of the board of directors.  Therefore, the decision to change accountants was made by the board of directors.  Resultantly, the second paragraph of the Form 8-K has been revised to remove reference to an audit committee.

Re: Teacher’s Pet, Inc.
September 30, 2009

3.           Please revise your disclosure in the second paragraph to state whether the reports of Moore & Associates, Chartered on the financial statements for either of the past two fiscal years contained any adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Paragraph two of the Form 8-K has been revised, as follows:

None of the reports of Moore & Associates, Chartered on the financial statements of the Registrant contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern paragraph in Moore & Associates, Chartered's report on our financial statements as of and for either of the past two fiscal years ended December 31, 2008 and 2007.

4.           Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements or reportable events.  This period should include the two most recent years and the subsequent interim period through the date of dismissal.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

Paragraph three of the Form 8-K has been revised, as follows:

During the Registrant’s two most recent fiscal years and the subsequent interim period through the date of dismissal, there were no disagreements with Moore & Associates, Chartered on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to Moore & Associates, Chartered's satisfaction, would have caused them to refer to the subject matter of the disagreement(s) in connection with their report; and there were no "reportable events" as defined in Item 304 (a)(1) of the Securities and Exchange Commission's Regulation S-K.

5.           Please disclose the date that you actually engaged Seale and Beers, CPAs, in the fourth paragraph.

The Registrant reaffirms that it engaged Seale and Beers, CPAs on September 9, 2009.

6.           Please revise your disclosure in the fourth paragraph regarding the period during which there was no consultation with Seale and Beers, CPAs.  This period should include the two most recent years and the subsequent interim period through the date of engagement.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Paragraph four of the Form 8-K has been revised, as follows:

During the two most recent years and the subsequent interim period through the date of engagement, neither the Registrant nor anyone engaged on its behalf has consulted with Seale and Beers, CPAs regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) or (v) of Regulation S-K).

7.           Please note that you are also required to file a letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.  If Moore & Associates, Chartered informs you that it will not provide the required letter, please disclose that fact in the amendment.

The Registrant contacted Moore & Associates, Chartered in an attempt to satisfy the requirements of Regulation S-K.  However, Moore & Associates, Chartered indicated that they will not be issuing any such statement.  The Form 8-K disclosure has been revised to reflect this fact.

Re: Teacher’s Pet, Inc.
September 30, 2009

The Registrant further acknowledges that:

1.           The company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq., corporate counsel, at (949) 400-8913.

Sincerely,

/s/ Tracie Hadama

Tracie Hadama
President
Teacher’s Pet, Inc.